UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Nutraceutical International Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67060Y101

(CUSIP Number)

February 25, 1998

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Statement is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person I.R.S. Identification Nos. of Above Person (Entities Only): Frank W. Gay II

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 793,399 (1)

	6	Shared Voting Power None

	7	Sole Dispositive Power 793,399 (1)

	8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 793,399 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11	Percent of Class Represented by Amount in Row (9) 8.1% (2)

12	Type of Reporting Person (See Instructions) IN

(1)                                 Includes, pursuant to Rule 13d-3(d)(1)(i) of the Act, 60,000 shares of common stock that may be purchased upon the exercise of stock options that have vested or vest within 60 days from February 7, 2013.

(2)                                 All of the percentages calculated in this Schedule 13G are based upon an aggregate of 9,737,508 shares of common stock outstanding as of January 30, 2013.

Item 1(a)	Name of Issuer: Nutraceutical International Corporation
Item 1(b)	Address of Issuer’s Principal Executive Offices: 1400 Kearns Boulevard, 2nd Floor Park City, Utah 84060

Item 2(a)	Name of Person Filing: Frank W. Gay II
Item 2(b)	Address: 1500 Kearns Boulevard, Suite B-200 Park City, Utah 84060
Item 2(c)	Citizenship: United States of America
Item 2(d)	Title of Class of Securities: Common Stock, par value $.01 per share
Item 2(e)	CUSIP No.: 67060Y101

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4	Ownership:
(a) Amount beneficially owned: 793,399
(b) Percent of class: 8.1%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 793,399
(ii) Shared power to vote or to direct the vote: Not Applicable
(iii) Sole power to dispose of to direct the disposition of: 793,399
(iv) Shared power to dispose or to direct the disposition of: Not Applicable

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ N/A ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable

Item 8	Identification and Classification of Members of the Group:
Not Applicable

Item 9	Notice of Dissolution of Group:
Not Applicable

Item 10	Certification:
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2013
Date
/s/ Frank W. Gay II
Signature
Frank W. Gay II
Name